Exhibit 12.1
BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	2007	2006	2005	2004	2003
Fixed charges:
Interest	$196,517	$166,608	$146,062	$88,901	$113,385
Eliminate BankAtlantic Bancorp and and Levitt	(196,479)	(166,578)	(145,716)	(87,730)	(112,222)
Pre tax 5% Preferred stock dividends	1,221	1,221	1,221	638	—

	$1,259	$1,251	$1,567	$1,809	$1,163

Earnings (loss):
(Loss) income from continuing operations before income tax	$(323,950)	$12,212	$146,807	$173,326	$84,724
Eliminate BankAtlantic Bancorp and Levitt	317,246	(19,075)	(153,276)	(174,890)	(90,455)
Eliminate other partnerships	77	67	14	(4,114)	3,213
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	1,759	2,350	2,191	1,925	1,686
Fixed charges	1,259	1,251	1,567	1,809	1,163
5% Preferred stock dividends	(750)	(750)	(750)	(392)	—

	$(4,359)	$(3,945)	$(3,447)	$(2,336)	$331

Ratio	—	—	—	—	0.28

Coverage deficiency	$5,618	$5,196	$5,014	$4,145	$—